UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2003

BLUE SQUARE — ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

Company Contact:

     Blue Square-Israel Ltd.
     Zvi Bochman
     Toll-free telephone from US and Canada: 888-572-4698
     Telephone from rest of world: 972-3-928-2220
     Fax: 972-3-928-2299
     Email: finance@coop.co.il

BLUE SQUARE — ISRAEL LTD. ANNOUNCES RESULTS FOR THE
FIRST QUARTER ENDED MARCH 31, 2003

— Company Remains Profitable Despite Deepening Recession —

ROSH HA’AYIN, Israel – May 26, 2003 — Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the first quarter ended March 31, 2003.

Results for the First Quarter

Revenues: The Company’s revenues for the first quarter of 2003 were NIS 1,225.0 million(a) (US $261.4 million)(b), a decrease of 15.3% compared to NIS 1,446.1 million in the first quarter of 2002. The lower revenues reflect:

•	The timing of the Passover buying season. In 2003, the Passover holiday began on April 17th, and the concentrated holiday buying season was entirely during the second quarter. In 2002, since Passsover began on March 28th, the concentrated holiday buying season was entirely during the first quarter.

•	The recession in Israel. Israel’s recession continues to become even more pronounced. According to recent data published by Israel’s Central Bureau of Statistics, consumption has declined by approximately 2.5% and per capita and output is down by 3%. Unemployment has reached 10.8%, and the average wage has declined by 6%. At the same time, there has been a real decline in the price of food.

•	Store closings. From April 2002 to January 2003, the Company closed twelve underperforming stores. Although this improved the Company’s profitability, it was a factor that contributed to lower revenues.

•	War in Iraq. Sales were particularly low during the last few days of March. These were the first days that followed the initiation of the War on Iraq, during which Israel’s Ministry of Defense put the country on high alert, an action which had a pronounced effect on consumer buying patterns.

Gross Profit: The Company’s gross profit for the first quarter of 2003 was NIS 335.6 million (US $71.6 million) compared with NIS 395.4 million in the first quarter of 2002. Gross margin for the quarter increased slightly to 27.4% from 27.3% in the first quarter of 2002, reflecting adjustments made to the value of the Company’s opening inventory to account for the rise in the CPI (Consumer Price Index), mitigated by a significantly increased concentration of hard-discount sales.

Selling, General, and Administrative Expenses: The Company’s sales, general, and administrative expenses for the first quarter of 2003 declined by 6.3% to NIS 303.5 million (US $64.8 million) from NIS 323.8 million in the first quarter of 2002. This reflects the continued reduction in the Company’s salary expenditures and other operating expenses. The decline was mitigated by increases in credit card fees, security expenses, and municipal taxes.

Operating Income: The Company’s operating income for the first quarter of 2003 was NIS 32.1 million (US $6.8 million) compared to NIS 71.6 million in the first quarter of 2002. The decline was due to the decrease in sales, partly moderated by the reduction in selling, general and administrative expenses.

Financing Expenses: The Company recorded financing income of NIS 0.1 million (US $0.03 million) in the first quarter of 2003, compared to NIS 11.4 million in the comparable period of 2002. This reflects the low CPI increase of 0.8% recorded in the first quarter of 2003, the real interest rate increase recorded during the quarter, and the relatively high CPI increase of 2.4% recorded in the first quarter of 2002. In general, an increase in the CPI erodes both gross and operating income while increasing financial income.

Net Income: The Company’s net income for the first quarter of 2003 was NIS 16.1 million (US $3.4 million), or NIS 0.42 per ADS (US $0.09), compared to NIS 43.0 million, or NIS 1.12 per ADS, for the comparable period of 2002.

Other Operating Data: The Company’s Same Store Sales for the quarter declined by 19.0%, reflecting the timing of the Passover holidays and all other factors described above, compounded by the effect of hard discount stores opened by the Company and its competitors. During the first quarter of 2003, the Company closed 6 stores and reduced the selling space of 2 stores. This resulted in a total reduction of the chain’s selling space by 8,600 square meters. The fact that revenues per employee declined by only 7.2% in a period during which sales declined by 15.3% illustrates the success of the Company’s ongoing efficiency program. EBITDA for the quarter was NIS 69 million (US $14.7 million), resulting in an EBITDA margin of 5.6%.

Comments of Management

Commenting on the results, Yoram Dar, Blue Square’s President and Chief Executive Officer, said, “We are pleased that the efficiency measures and considered expansion policies put into place during the last three years have enabled us to maintain profitability despite the very difficult economic climate. In the face of deepening recession and cut-throat competition, we continuously evaluate the performance of each branch, responding to market changes with appropriate store formats and locations. This process was the basis for our 2000 launch of the MEGA hard-discount chain, which has now become Israel’s leading supermarket with 26 branches, and the closure of 30 underperforming stores since 1999.”

Mr. Dar continued, “We continue to leverage our strength with an expanded emphasis on Private Label sales and self-distribution, and we are excited by potential synergies we expect to emerge when we join the Bronfman-Alon group of companies. Despite market conditions, we believe we are positioned favorably to maintain profitability and to build long-term market share.”

Subsequent to the end of the quarter, the Tel-Aviv District Court declared that Bronfman-Alon Ltd. won the tender for the sale of the holdings of the Co-Op Blue Square Services Society Ltd. (“the Co-Op”) in the Company (78.1% of the Company’s share capital). The sale is subject to the approval of the Director of the Israel Antitrust Authority, fulfillment of the conditions detailed in the tender offer, and legal requirements. The Company expects the process to be concluded shortly.

On April 9, 2003, a suit for NIS 320 million against the Company and three other supermarket chains was filed with the Tel Aviv District Court, together with an application for the suit to be recognized as a class action. The suit stipulated that the portion of the suit attributable to the Company amounts to approximately NIS 108 million.

The plaintiff is claiming compensation from the Company and the other supermarket chains for overcharges that result from the weighing of products in bulk, together with the packaging materials. According to the plaintiff, the customer is charged an aggregate amount that includes a charge for the packaging materials, which charge, the plaintiff alleges, is illegal. Management of the Company, based on the opinion of its legal advisers, believes that, at this preliminary stage of the claim, it is difficult to evaluate the outcome of the suit and of the application for the suit to be recognized as a class action. However, the Company’s Management, based on the opinion of its legal advisors, believes that the Company has good defenses, both against the application and against the suit itself. Accordingly, no provision with respect to the above suit has been recorded in the financial statements.

The Company will hold both Hebrew and English teleconferences today, May 26, 2003, to review and discuss the results. The Hebrew conference call will be held at 14:00 Israel time (7:00 AM New York time). The access numbers are 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel. The English conference call will be held at 10:00 AM New York time (17:00 in Israel). The access number from the US or Canada is 800-450-0785, while the access number from outside the US and Canada is 612-332-0228.

Because May 26 is the Memorial Day holiday in the U.S., the Company will hold an additional teleconference in English on Tuesday, May 27, 2003, at 9:00 AM New York time (16:00 in Israel). The access number from the US or Canada is 800-450-0785, while the access number from outside the US and Canada is 612-332-0228.

Taped replays of all teleconferences will be available after the call for a period of five days. To access the replay of the Hebrew teleconference, please call 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel. To access the replay of the English teleconferences, please call 800-475-6701 from the US or Canada, and 320-365-3844 from outside the US and Canada. The access code for the replay of the English teleconference from May 26 is 684138. The access code for the replay of the English teleconference from May 27 is 686250.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 167 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(a)	In accordance with applicable Israeli accounting principles, the Company maintains its accounts and presents its financial statements in New Israeli Shekels adjusted for changes in the Israeli consumer price index (“CPI”) through the latest balance sheet date (“Adjusted CPI”). The Israeli CPI increased by 0.8% for the three months ended March 31, 2003, while for the three months ended March 31, 2002, the CPI increased by 2.4%.

(b)	The convenience translation of the Adjusted New Israeli Shekel (NIS) into US dollars was made at the rate of exchange prevailing at March 31, 2003: US $1.00 equals NIS 4.687. The translation was made solely for the convenience of the reader.

BLUE SQUARE — ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

In Adjusted NIS of March 2003

				Convenience
				translation
	December 31	March 31		March 31
	2002	2002	2003	2003
	NIS	NIS	NIS	U.S.$

	(Audited)	(Unaudited)		(Unaudited)
		In thousands
ASSETS
CURRENT ASSETS
Cash and cash equivalents	14,078	184,209	18,922	4,037
Trade receivables	531,564	575,407	481,201	102,667
Other accounts receivable	99,238	(*)223,065	195,370	41,684
Inventories	339,243	335,103	347,646	74,172
	984,123	1,317,784	1,043,139	222,560
INVESTMENTS IN AFFILIATES	2,980	3,358	3,066	654
FIXED ASSETS, NET	2,226,130	2,296,301	2,221,989	474,075
INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	106,954	99,416	107,915	23,024
	3,320,187	3,716,859	3,376,109	720,313

BLUE SQUARE — ISRAEL LTD.

CONSOLIDATED BALANCE SHEETS

In Adjusted NIS of March 2003

				Convenience
				translation
	December 31	March 31		March 31
	2002	2002	2003	2003
	NIS	NIS	NIS	U.S.$

	(Audited)	(Unaudited)		(Unaudited)
		In thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term credit from banks	327,039	202,670	319,228	68,109
Trade payables	735,521	818,880	669,088	142,754
Dividend payable	—	62,047	—	—
Other payables and accrued expenses	320,243	(*) 429,130	424,997	90,676
	1,382,803	1,512,727	1,413,313	301,539
LONG-TERM LIABILITIES Long-term loans from banks	364,932	487,124	370,130	78,969
Deferred taxes	16,287	26,916	17,850	3,808
Accrued severance pay	24,306	28,447	25,453	5,431
	405,525	542,487	413,433	88,208
MINORITY INTEREST	156,209	181,314	157,634	33,632
SHAREHOLDERS’ EQUITY Share capital - Ordinary shares of NIS 1 par value - Authorized: 100,000,000 shares as of March 31, 2003 and 2002; Issued and outstanding:
38,400,000 shares as of March 31, 2003 and 2002	53,531	53,531	53,531	11,421
Additional paid-in capital	761,054	761,054	761,054	162,375
Retained earnings	561,065	665,746	577,144	123,138
	1,375,650	1,480,331	1,391,729	296,934
	3,320,187	3,716,859	3,376,109	720,313

(*) Reclassified

BLUE SQUARE — ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

In Adjusted NIS of March 2003

				Convenience
	For the year	For the three		translation
	ended	months ended		months ended
	December 31	March 31		March 31
	2002	2002	2003	2003
	NIS	NIS	NIS	U.S.$

	(Audited)	(Unaudited)}		(Unaudited)
		In thousands (except per share data)

Sales	5,591,588	1,446,077	1,225,047	261,371
Cost of sales	4,082,152	(*)1,050,714	889,445	189,768
Gross profit	1,509,436	395,363	335,602	71,603
Selling, general and administrative expenses	1,284,496	(*)323,779	303,528	64,760
Operating income	224,940	71,584	32,074	6,843
Financing income, net	16,330	11,408	137	29
	241,270	82,992	32,211	6,872
Amortization of goodwill	5,420	1,342	1,454	310
Other expenses, net	178,711	2,491	1,392	297
Income before taxes on income	57,139	79,159	29,365	6,265
Taxes on income	43,216	30,397	10,038	2,141
Income after taxes on income	13,923	48,762	19,327	4,124
Equity in net earnings (losses) of affiliates	(373)	(98)	80	17
Minority interest	(6,114)	(5,632)	(3,328)	(710)
Net income	7,436	43,032	16,079	3,431
Earnings per Ordinary Share or ADS	0.19	1.12	0.42	0.09
Weighted average number of shares or ADS outstanding during the period	38,400	38,400	38,400	38,400

(*)Reclassified

BLUE SQUARE — ISRAEL LTD.

SELECTED OPERATING DATA

In Adjusted NIS of March 2003

			Convenience
			translation for the
	For the three months		three months ended
	ended March 31		March 31
	2002	2003	2002
	NIS	NIS	U.S.$

Sales (in millions)	1,446	1,225	261
Operating income (in millions)	72	32	7
Number of stores at end of period	171	167	NA
Stores opened during the period	2	—	NA
Stores closed during the period	2	6	NA
Total square meters at end of period	279,000	284,000	NA
Square meters added during the period	(100)	(8,600)	NA
Same store sales	(4.8%)	(19.0%)	NA
Sales per square meter (in thousands)	5,172	4,294	916
Sales per employee (in thousands)	194	180	38
EBITDA (in millions)	110	69	15
EBITDA margin	7.6%	5.6%	NA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE — ISRAEL LTD.

	By:	Iris Penso, Adv. General Counsel & Corporate Secretary
Date: May 26, 2003